Supplement
To Prospectus Supplement dated March 27, 2003
To Prospectus dated January 24, 2003

$1,112,796,114 (Approximate)

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

CSFB Mortgage-Backed Pass-Through Certificates,
Series 2003-8

The prospectus supplement dated March 27, 2003 to the prospectus dated January 24, 2003 with respect to the above-captioned series is hereby amended as follows:

1.

The last three paragraphs under the heading “THE SELLERS, THE MASTER SERVICER AND THE SERVICERS—Fairbanks Capital Corp.—Recent Developments Affecting Fairbanks” on page S-55 are replaced by the following:

The U.S. Department of Housing & Urban Development (“HUD”) and the Federal Trade Commission (“FTC”) are conducting reviews of Fairbanks’ policies and practices.  In addition, Fairbanks is experiencing an increased level of scrutiny from state regulators and, in Fairbanks’ opinion, the commencement of formal investigations by state regulators in the near future appears likely.  Fairbanks has announced that it will cooperate fully with these reviews and has asked HUD and the FTC to coordinate their inquiries, and any related state inquiries, to facilitate a prompt and efficient review.

The HUD and FTC investigations of Fairbanks’ policies and practices are in early stages of development.  A determination by HUD, FTC or any state regulators that Fairbanks’ policies and procedures do not comply with applicable law could lead to a transfer of Fairbanks’ servicing responsibilities, which, in turn, could result in delays in distributions to you.

See also “RISK FACTORS—Recent Developments Affecting Fairbanks” in this prospectus supplement.

2.

The following heading and five paragraphs are inserted after the last paragraph under the heading “RISK FACTORS—Recent Events” on page S-27:

Recent Developments Affecting Fairbanks

On April 29, 2003, Fitch Ratings (“Fitch”) announced that it had placed Fairbanks’ residential primary servicer ratings of “RPS1” for subprime, “RPS1-” for Alt-A and home equity and “RSS1” for residential special servicing on “rating watch negative” pending Fitch’s determination of the impact of certain of Fairbanks’ reporting and remittance practices.  Fitch plans to conduct a targeted on-site review of Fairbanks’ servicing facilities, which is scheduled to be completed within 30 days.

On April 30, 2003, Standard and Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (“S&P”) announced that it had lowered Fairbanks’ “Strong” residential servicing rankings for non-prime and special servicing to “Below Average” with a “Stable” outlook.  As a result of the downgrade, Fairbanks’ status as an S&P “Select Servicer” has been withdrawn by S&P.  In its report, S&P indicated that its action was based, in part, on increasing regulatory scrutiny over Fairbanks’ servicing practices, an alleged pattern of apparent Fair Debt Collection Practices Act violations, foreclosure cure rates and loan workout cure rates being outside industry tolerance levels and a lack of training and skills of the primary collections group.  S&P, in announcing the downgrade of Fairbanks’ ratings, stated that Fairbanks has not adequately managed the portfolio growth associated with various acquisitions that have occurred during the past 36 months.

On May 5, 2003, Moody’s Investors Service, Inc. (“Moody’s”) announced that it had downgraded Fairbanks’ ratings as a primary servicer of residential subprime mortgage loans and as a special servicer from “SQ1” (“Strong”) to “SQ4” (“Below Average”).  In its report, Moody’s indicated that the downgrades reflect Moody’s concerns about the on-going financial stability of Fairbanks, its ability to successfully address regulatory compliance issues without suffering erosion in loan performance and management’s ability to detect proactively and address operational and regulatory problems.

Fairbanks is in regular contact with Fitch, S&P and Moody’s and is actively addressing their concerns.  Nevertheless, the downgrade of Fairbanks’ residential servicer rankings and ratings by S&P and Moody’s, respectively, a possible downgrade of Fairbanks’ servicer ratings by Fitch or other events may lead to Fairbanks’ inability to access liquidity advance facilities, a transfer of Fairbanks’ servicing responsibilities or increased delinquencies on the mortgage loans and delays in distributions to you, or any combination of these events.

An affiliate of the depositor is a lender under one or more of Fairbanks’ liquidity advance facilities.

Credit Suisse First Boston

Underwriter

May 9, 2003